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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 14D-1
                                (Amendment No. 3)
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
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                                Pennzoil Company
                            (Name of Subject Company)
                            ------------------------
                       Union Pacific Resources Group Inc.
                              Resources Newco, Inc.
                                    (Bidders)
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                   Common Stock, par value $0.83 1/3 per Share
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)
                            ------------------------
                                   709903 10 8
                      (CUSIP Number of Class of Securities)
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                           Joseph A. LaSala, Jr., Esq.
                  Vice President, General Counsel and Secretary
                       Union Pacific Resources Group Inc.
                                801 Cherry Street
                             Fort Worth, Texas 76102
                            Telephone: (817) 877-6000
                 (Name, Address and Telephone Number of Persons
     Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   Copies To:

Howard L. Shecter, Esq.               Paul T. Schnell, Esq.
Morgan, Lewis & Bockius LLP           Skadden, Arps, Slate, Meagher & Flom LLP
101 Park Avenue                       919 Third Avenue
New York, NY 10178-0060               New York, NY 10022-3897
Telephone: (212) 309-6384             Telephone: (212) 735-3000
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         This Amendment No. 3 amends the Tender Offer Statement on Schedule 14D-1 filed on June 23, 1997 (the 'Schedule 14D-1') by Union Pacific Resources Group Inc., a Utah corporation ('UPR'), and Resources Newco, Inc., a Delaware corporation and a wholly owned subsidiary of UPR (the 'Purchaser', and together with UPR, the 'Bidders'), with respect to Purchaser's offer to purchase up to 25,094,200 shares of Common Stock, par value $0.83 1/3 per share (the 'Shares'), of Pennzoil Company, a Delaware corporation ('Pennzoil'), or such greater number of Shares as equals 50.1% of the Shares outstanding on a fully-diluted basis, in each case together with the associated Preferred Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 23, 1997 (the 'Offer to Purchase'), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the 'Offer'), which were filed as Exhibits (a)(1) and (a)(2) to the
Schedule 14D-1, respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

Item 3 is hereby amended to add the following:

          On June 27, 1997, Mr. Jack L. Messman sent to each member of the Board of Directors of Pennzoil a letter in the form attached to this Schedule 14D-1 as Exhibit (g)(6), which is incorporated by reference herein.

Item 10.  Additional Information.

Item 10 is hereby amended as follows:

          (c) On June 25, 1997, UPR filed with the Antitrust Division of the Department of Justice and the Federal Trade Commission a Notification and Report Form with respect to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and a request for early termination of the applicable 15-calendar day waiting period under the HSR Act. The waiting period under the HSR Act with respect to the Offer will expire on 11:59 p.m., New York City time, on July 10, 1997, unless early termination of the waiting period is granted.

Item 11.  Material to be Filed as Exhibits.

         Item 11 is hereby amended to add the following:

         (a) (10) Published message to Pennzoil Chief Executive Officer and Board of Directors, dated June 30, 1997.

         (g) (6) Form of letter, dated June 27, 1997, to each member of the Board of Directors of Pennzoil.

                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                   UNION PACIFIC RESOURCES GROUP INC.

                                   By: /s/ JACK L. MESSMAN
                                      ------------------------------------------
                                   Name: Jack L. Messman
                                   Title:  Chairman and Chief Executive Officer

                                   RESOURCES NEWCO, INC.


                                   By: /s/ JACK L. MESSMAN
                                      ------------------------------------------
                                   Name: Jack L. Messman
                                   Title:  President

Dated: June 30, 1997

                                  EXHIBIT INDEX


Exhibit No.                            Description                             Page No.
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(a) (10)   Published message to Pennzoil Chief Executive Officer and
           Board of Directors, dated June 30, 1997.

(g) (6) Form of letter, dated June 27, 1997, to each member of the Board of Directors of Pennzoil.
